--------------------------------------------------------------------------------
                                        .
                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of         JULY 2002
                 --------------------------------------------------------------

                               RICHMONT MINES INC.
                               -------------------
                              (Name of Registrant)

              110, AVENUE PRINCIPALE, ROUYN-NORANDA, QUEBEC J9X 4P2
              -----------------------------------------------------
                    (Address of principal executive offices)

1. On July 26, 2002, Richmont Mines Inc. issued a Quarterly report - 2002 SECOND QUARTER REPORT. This report is filed solely for the purpose of filing a copy of the quarterly report attached hereto.








Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F  XXX       Form 40-F
                                    ---            ----


Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes               No XXX
                              ---              ---


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.


                   RICHMONT MINES INC. -- SEC FILE NO. 0-28816
                   -------------------------------------------
                                  (Registrant)

Date 07/26/02   By  /s/ JEAN-YVES LALIBERTE (SIGNED)
     -------    -----------------------------------------------------
                Jean-Yves Laliberte, Vice-President, Finance

                                    RICHMONT

                                      (2)



                           REPORT TO THE SHAREHOLDERS

                             SIX-MONTH PERIOD ENDED
                                  JUNE 30, 2002






         FOR MORE INFORMATION

         Richmont Mines Inc.
         1, Place-Ville-Marie
         Suite 2130
         Montreal, Quebec                    Tel.:   (514) 397-1410
         Canada       H3B 2C6                Fax:    (514) 397-8620

         info@richmont-mines.com

         Ticker Symbol:       RIC            Inscription:     Toronto, AMEX





                                                     ---------------------------
                                                          WWW.RICHMONT-MINES.COM
                                                     ---------------------------

RICHMONT



MANAGEMENT'S DISCUSSION AND ANALYSIS


Richmont Mines Inc. is pleased to announce that revenues for the second quarter ended June 30, 2002, were $19,986,381 compared with $4,567,453 for the second quarter of 2001. The Company posted net earnings of $3,732,021, or $0.24 per share, compared with a loss of $4,474,063, or $0.30 per share, for the same quarter last year, when a write-down of $4,162,918 in mining assets was recorded as a result of the closing of the Nugget Pond Mine.

This significant increase in revenues and earnings is attributable to several factors, including higher gold sales, lower production cash costs and the higher selling price of gold, which averaged US$310 per ounce during the quarter compared with US$261 in 2001. Cash flow from operations before the net change in non-cash working capital items was $6,403,502, or $0.42 per share, compared with $109,040, or $0.01 per share, in the second quarter of 2001. Quarterly sales totalled 40,374 ounces of gold at a cash cost of US$166 per ounce compared with 10,005 ounces of gold at a cash cost of US$230 per ounce in 2001.

For the six-month period ended June 30, 2002, revenues were $20,849,687 compared with $9,904,657 for the same period of 2001. Net earnings for the first half of the year totalled $3,383,594, or $0.22 $ per share, up from a loss of $5,707,819, or $0.38 per share, in 2001. For the first six months of 2002, cash flow from operations before the net change in non-cash working capital items totalled $6,241,296, or $0.41 per share, compared with ($165,486), or ($0.01)
per share, in 2001.

Following the resumption of operations at the Beaufor Mine in January 2002, ore processing began in April, and during the second quarter a total of 92,779 tons grading 0.26 ounces of gold per ton was treated at the Camflo Mill, yielding 24,511 ounces of gold. During the quarter, 18,865 ounces of gold from the Beaufor Mine produced at a cash cost of US$170 per ounce were sold.

During the second quarter of 2002, production from the Hammerdown Mine in Newfoundland was 49,305 tons of ore grading 0.47 ounces of gold per ton, yielding 22,955 ounces. Since milling operations did not resume until March, this essentially represents the mine production of the first two quarters of 2002. A total of 21,509 ounces of gold from Hammerdown Mine produced at a cash cost of $162 per ounce was sold during the quarter.







                                                                              2
JULY 25, 2002                                                RICHMONT MINES INC.

OUTLOOK

Having acquired the Norex property adjoining the Francoeur Mine in February 2002, Richmont Mines is currently conducting an exploration program to assess the feasibility of extending the ore zones of the mine. This program is partially funded by the Quebec Ministry of Natural Resources, which will cover 50% of eligible expenses up to a maximum of $496,000. This funding agreement will remain in effect until March 31, 2003. Following the driving of an access ramp on level 17 of shaft 7 of the Francoeur Mine, a drilling program was initiated in June. This exploration work is testing two targets: the extension of the North Zone at depth and the extension of the West Zone. An exploration update will be published during the third quarter of 2002.

In light of the resumption of operations at the Beaufor Mine and production levels at the Hammerdown Mine, the production target for 2002 remains 100,000 ounces of gold at a cash cost of US$170 per ounce. As of June 30, 2002, Richmont Mines had forward sales contracts for 25,000 ounces of gold at a price of US$302 per ounce to be delivered between now and the end of the year. Richmont also has currency contracts for 11.5 million dollars US at an average exchange rate of
1.59. Given that all the hedging contracts are expiring before the end of the year, the company is well positioned in the event of a sustained increase in the price of gold.

Given its solid financial position - as of June 30, 2002, the Company had working capital of $20.6 million, no long-term debt and an unused line of credit of $5 million - Richmont Mines is actively searching for other profitable gold projects.




Jean-Guy Rivard
President














DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
This report to the shareholders contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-US exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed from time to time in Richmont Mines Inc.'s periodic reports.



                                                                              3
JULY 25, 2002                                                RICHMONT MINES INC.



FINANCIAL DATA
                                                    --------------------------------------------------------------------------------
                                                              THREE-MONTH PERIOD                          SIX-MONTH PERIOD
                                                                ENDED JUNE 30,                              ENDED JUNE 30,
                                                    --------------------------------------------------------------------------------
                                             (CAN$)            2002               2001                 2002               2001
------------------------------------------------------------------------------------------------------------------------------------
                                                                                  Restated                               Restated
Revenues                                                    19,986,381           4,567,453          20,849,687           9,904,657
Net earnings (loss)                                          3,732,021          (4,474,063)          3,383,594          (5,707,819)
Net earnings (loss) per share                                     0.24               (0.30)               0.22               (0.38)
Cash flow from (used in) operations                         10,730,299          (1,020,026)          3,296,773            (981,695)
Cash flow from (used in) operations
  before net change in non-cash working
  capital                                                    6,403,502             109,040           6,241,296            (165,486)
Average selling price of gold (per ounce)                       US$310              US$261              US$309              US$263
Weighted average shares outstanding                         15,238,178          15,083,284          15,149,487          15,052,095
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                             (CAN$)                              JUNE 30,                           December 31,
                                                                                    2002                                    2001
------------------------------------------------------------------------------------------------------------------------------------
Working capital                                                                 20,628,814                              14,286,625
------------------------------------------------------------------------------------------------------------------------------------




PRODUCTION AND SALES DATA
                                                  ---------------------------------------------------------------------------------
                                                                          THREE-MONTH PERIOD ENDED JUNE 30
                                                  ---------------------------------------------------------------------------------
                                                                   GOLD PRODUCTION        GOLD SALES             CASH COST

                                                       YEAR            (OUNCES)            (OUNCES)           (PER OUNCE SOLD)
-----------------------------------------------------------------------------------------------------------------------------------
Hammerdown                                            2002               22,955              21,509               US$162
                                                      2001                    -                   -                        -
-----------------------------------------------------------------------------------------------------------------------------------
Beaufor                                               2002               24,511              18,865               US$170
                                                      2001                    -                   -                        -
-----------------------------------------------------------------------------------------------------------------------------------
Other properties                                      2002                    -                   -                        -
                                                      2001               13,815              10,005               US$230
-----------------------------------------------------------------------------------------------------------------------------------
Total                                                 2002               47,466              40,374               US$166
                                                      2001               13,815              10,005               US$230
-----------------------------------------------------------------------------------------------------------------------------------



                                                  ---------------------------------------------------------------------------------
                                                                           SIX-MONTH PERIOD ENDED JUNE 30
                                                  ---------------------------------------------------------------------------------
                                                                   GOLD PRODUCTION        GOLD SALES             CASH COST
                                                       YEAR            (OUNCES)            (OUNCES)           (PER OUNCE SOLD)
-----------------------------------------------------------------------------------------------------------------------------------
Hammerdown                                            2002               24,932              23,259               US$161
                                                      2001                    -                   -                        -
-----------------------------------------------------------------------------------------------------------------------------------
Beaufor                                               2002               24,511              18,865               US$170
                                                      2001                    -                   -                        -
-----------------------------------------------------------------------------------------------------------------------------------
Other properties                                      2002                    -                   -                        -
                                                      2001               18,699              23,013               US$225
-----------------------------------------------------------------------------------------------------------------------------------
Total                                                 2002               49,443              42,124               US$165
                                                      2001               18,699              23,013               US$225
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                     2001 average exchange rate : US$1 = CAN$1.55
                                                                                   2002 estimated exchange rate : US$1 = CAN$1.55







                                                                              4
JULY 25, 2002                                                RICHMONT MINES INC.


RICHMONT MINES INC.
CONSOLIDATED STATEMENTS OF EARNINGS
(Unaudited)                                                                       (In Canadian dollars)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                      THREE MONTHS ENDED                      SIX MONTHS ENDED
                                                               JUNE 30,            June 30,           JUNE 30,           June 30,
                                                                   2002                2001               2002               2001
------------------------------------------------------------------------- ------------------- ------------------ ------------------
                                                                      $                   $                  $                  $
                                                                                   Restated                              Restated
REVENUES
  Precious metals                                            19,362,681           4,045,901         20,162,112          9,359,114
  Other revenues                                                623,700             521,552            687,575            545,543
                                                            ------------- ------------------- ------------------ ------------------
                                                             19,986,381           4,567,453         20,849,687          9,904,657
                                                            ------------- ------------------- ------------------ ------------------
EXPENSES
  Operating costs                                             9,373,389           3,366,240          9,734,653          7,601,458
  Ore transportation                                            779,126             209,739            810,496            368,226
  Royalties                                                     216,838              23,153            221,107            102,760
  Administration                                                539,654             446,949            928,536            843,592
  Exploration and evaluation of projects (NOTE 2)               785,563              63,609          1,061,390            367,659
  Evaluation and maintenance charges - Beaufor Mine                   -             233,346                  -            735,887
  Provision for site restoration costs                          100,000           1,050,000            100,000          1,050,000
  Depreciation and depletion                                  2,683,652             402,141          2,837,145          1,764,215
  Write-down of mining assets                                         -           4,162,918                  -          4,162,918
                                                            ------------- ------------------- ------------------ ------------------
                                                             14,478,222           9,958,095         15,693,327         16,996,715
                                                            ------------- ------------------- ------------------ ------------------
EARNINGS (LOSS) BEFORE OTHER ITEMS                            5,508,159          (5,390,642)         5,156,360         (7,092,058)
MINING AND INCOME TAXES                                       1,776,138            (916,579)         1,772,766         (1,384,239)
                                                            ------------- ------------------- ------------------ ------------------
NET EARNINGS (LOSS)                                           3,732,021          (4,474,063)         3,383,594         (5,707,819)
                                                            ============= =================== ================== ==================
NET EARNINGS (LOSS) PER SHARE                                      0.24               (0.30)              0.22              (0.38)
   BASIC
   DILUTED                                                         0.23               (0.30)              0.22              (0.38)
                                                            ------------- ------------------- ------------------ ------------------
WEIGHTED AVERAGE NUMBER OF COMMON SHARES                     15,238,178          15,083,284         15,149,487        15, 052,095
   OUTSTANDING                                              ============= =================== ================== ==================



-----------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)
(Unaudited)                                                                           (In Canadian dollars)
--------------------------------------------------------------------------- ----------------------------------------------
                                                             THREE MONTHS ENDED                      SIX MONTHS ENDED
                                                      JUNE 30,            June 30,           JUNE 30,           June 30,
                                                          2002                2001               2002               2001
---------------------------------------------------------------- ------------------- ------------------ ------------------
                                                             $                   $                  $                  $
                                                                          Restated                              Restated
BALANCE, BEGINNING OF PERIOD                           42,285           (1,457,249)           390,712            294,803

  Change in an accounting policy                            -               96,115                  -           (424,555)
                                                   ------------- ------------------- ------------------ ------------------
  Restated balance                                     42,285           (1,361,134)           390,712           (129,752)
  Net earnings (loss)                               3,732,021           (4,474,063)         3,383,594         (5,707,819)

  Redemption of shares                                      -                   -                   -              2,374
                                                   ------------- ------------------- ------------------ ------------------
BALANCE, END OF PERIOD                              3,774,306           (5,835,197)         3,774,306         (5,835,197)
                                                   ============= =================== ================== ==================






                                                                              5
JULY 25, 2002                                                RICHMONT MINES INC.


RICHMONT MINES INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited)                                                        (In Canadian dollars)
------------------------------------------------------------------------ --------------------
                                                              JUNE 30,          December 31,
                                                                  2002                  2001
------------------------------------------------------------------------ --------------------
                                                                     $                     $
                                                                                    Restated
ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                 14,077,449            15,605,777
  Short-term investments                                     4,925,994                    -
  Accounts receivable                                        2,102,705             1,248,004
  Inventories (NOTE 3)                                       4,231,041             1,270,814
                                                      ------------------ --------------------
                                                            25,337,189            18,124,595
PROPERTY, PLANT AND EQUIPMENT                               11,849,934            13,927,667
                                                      ------------------ --------------------
                                                            37,187,123            32,052,262
                                                      ================== ====================
LIABILITIES
CURRENT LIABILITIES
  Accounts payable and accrued charges                       4,708,375             3,837,970
PROVISION FOR SITE RESTORATION COSTS                         2,776,000             2,776,000
FUTURE MINING AND INCOME TAXES                                  98,700                78,143
                                                      ------------------ --------------------
                                                             7,583,075             6,692,113
                                                      ------------------ --------------------

SHAREHOLDERS' EQUITY
  Capital stock                                             25,829,742            24,969,437
  Retained earnings                                          3,774,306               390,712
                                                      ------------------ --------------------
                                                            29,604,048            25,360,149
                                                      ------------------ --------------------
                                                            37,187,123            32,052,262
                                                      ================== ====================








                                                                              6
JULY 25, 2002                                                RICHMONT MINES INC.



RICHMONT MINES INC.                                                           (In Canadian dollars)
CONSOLIDATED STATEMENTS OF CASH FLOW
(Unaudited)
------------------------------------------------------------------------ -------------------------------- -------------------
                                                               THREE MONTHS ENDED                       SIX MONTHS ENDED
                                                         JUNE 30,           June 30,           JUNE 30,            June 30,
                                                             2002               2001               2002                2001
------------------------------------------------------------------- ------------------ ------------------ -------------------
                                                                $                  $                  $                   $
                                                                            Restated                               Restated
CASH FLOW FROM (USED IN) OPERATIONS
  Net earnings (loss)                                   3,732,021         (4,474,063)         3,383,594          (5,707,819)
  Adjustments for:
      Depreciation and depletion                        2,683,652            402,141          2,837,145           1,764,215
      Provision for site restoration costs                     -           1,050,000                  -           1,050,000
      Write-down of mining assets                              -           4,162,918                  -           4,162,918
      Future mining and income taxes                      (12,171)        (1,031,956)            20,557          (1,434,800)
                                                     -------------- ------------------ ------------------ -------------------
                                                        6,403,502            109,040          6,241,296            (165,486)
  Net change in non-cash working capital                4,326,797         (1,129,066)        (2,944,523)           (816,209)
                                                     -------------- ------------------ ------------------ -------------------
                                                       10,730,299         (1,020,026)         3,296,773            (981,695)
                                                     -------------- ------------------ ------------------ -------------------

CASH FLOW USED IN INVESTMENTS
  Short-term investments                               (4,925,994)                -          (4,925,994)                 -
  Nugget Pond Mine                                               -                -                    -            (25,781)
  Beaufor Mine                                           (277,406)        (1,837,124)          (416,404)         (1,837,124)
  Hammerdown Mine                                         (63,139)        (1,570,576)           (40,139)         (3,458,034)
  Camflo Mill and other investments                       (83,542)                -            (302,869)                 -
                                                     -------------- ------------------ ------------------ -------------------
                                                       (5,350,081)        (3,407,700)        (5,685,406)         (5,320,939)
                                                     -------------- ------------------ ------------------ -------------------
CASH FLOW FROM (USED IN) FINANCING                        771,555                 -             860,305                  -
ACTIVITIES
   Issue of common shares
   Redemption of common shares                                  -                 -                   -              (6,590)
                                                     -------------- ------------------ ------------------ -------------------
                                                          771,555                 -             860,305              (6,590)
                                                     -------------- ------------------ ------------------ -------------------
Net increase (decrease) in cash and cash equivalents    6,151,773         (4,427,726)        (1,528,328)         (6,309,224)
Cash and cash equivalents, beginning of period          7,925,676          9,370,090         15,605,777          11,251,588
                                                     -------------- ------------------ ------------------ -------------------
Cash and cash equivalents, end of period               14,077,449          4,942,364         14,077,449           4,942,364
                                                     ============== ================== ================== ===================
CASH FLOW FROM OPERATIONS PER SHARE BEFORE                   0.42               0.01               0.41               (0.01)
  CHANGE IN NON-CASH WORKING CAPITAL                 ============== ================== ================== ===================




Cash and cash equivalents comprise cash and short-term investments with original maturity dates of less than three months.






                                                                              7
JULY 25, 2002                                                RICHMONT MINES INC.

RICHMONT MINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SIX-MONTH PERIOD ENDED JUNE 30, 2002 AND 2001
--------------------------------------------------------------------------------
(Unaudited)

        The Company, incorporated under Part 1A of the Quebec Companies Act, is engaged in mining, exploration and development of mining properties, principally gold.

1.      SIGNIFICANT ACCOUNTING POLICIES

         These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements. Accordingly, these interim financial statements should be read in conjunction with the most recent annual financial statements except the following point:

         Stock-based compensation and other stock-based payments

         On January 1, 2002, the Company prospectively adopted the new accounting recommendations published by the Canadian Institute of Chartered Accountants ("CICA") relating to stock-based compensation and other stock-based payments made in exchange for goods and services. The Company has chosen to continue using the intrinsic value method to record the stock options granted for the benefit of senior executives and management and the fair value method for the options granted to non-employees.

2.      EXPLORATION AND EVALUATION OF PROJECTS

        -------------------------------------------------------------------------------------------------
                                            THREE MONTHS ENDED                  SIX MONTH ENDED
                                            JUNE 30,          June 30,         JUNE 30,         June 30,
                                                2002              2001             2002             2001
        -------------------------------------------------------------------------------------------------
        -------------------------------------------------------------------------------------------------
                                                   $                 $                $                $
        Francoeur Mine                       533,615             8,325          688,314          297,375
        Hammerdown Mine                       77,020                 -          137,734                -
        Beaufor Mine                         130,810                 -          155,810                -
        Evaluation of projects                44,118            55,284           79,532           70,284
        -------------------------------------------------------------------------------------------------
        -------------------------------------------------------------------------------------------------
                                             785,563            63,609        1,061,390          367,659
        =================================================================================================


3.       INVENTORIES

                                                                    JUNE 30,               December 31,
                                                                        2002                       2001
        ------------------------------------------------------------------------------------------------
        ------------------------------------------------------------------------------------------------
                                                                           $                          $
                                                                                               Redresse
        Precious metals                                            2,134,429                    396,749
        Ore                                                        1,336,374                    306,450
        Supply                                                       760,238                    567,615
        ------------------------------------------------------------------------------------------------
        ------------------------------------------------------------------------------------------------
                                                                   4,231,041                  1,270,814
        ================================================================================================







                                                                              8
JULY 25, 2002                                                RICHMONT MINES INC.

RICHMONT MINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
SIX-MONTH PERIOD ENDED JUNE 30, 2002 AND 2001
--------------------------------------------------------------------------------
(Unaudited)


4.      STOCK OPTION PURCHASE PLAN

         During the six-month period ended June 30, 2002, the Company granted 375,000 stock options to senior executives and management. At the date of the grant, the weighted average fair value of stock options granted was $1.07. The fair value of each option granted was determined using the Black-Scholes option pricing model and the following weighted average assumptions:

                     Risk-free interest rate                4.5 %
                     Expected life                        4 years
                     Expected volatility                     45 %
                     Expected dividend yield               $0.00

         The Company has elected to account for its stock options by measuring compensation cost for options determined under the intrinsic value. If the stock options had been accounted for based on the fair value based method, pro-forma net earnings and pro-forma net earnings per share for the three months ended June 30, 2002 would have been as follows:


                                        As reported              Pro-forma
                                        (Unaudited)            (Unaudited)
          -----------------------------------------------------------------
          Net earnings                   $3,732,021             $3,521,514
          -----------------------------------------------------------------
          Earnings per share
                     Basic                    $0.24                  $0.23
                     Diluted                  $0.23                  $0.22
          -----------------------------------------------------------------


         The pro-forma figures omit the effect of stock options granted prior to January 1, 2002.







                                                                              9
JULY 25, 2002                                                RICHMONT MINES INC.

RICHMONT MINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

SIX-MONTH PERIOD ENDED JUNE 30, 2002 AND 2001
(Unaudited)
--------------------------------------------------------------------------------

5.      INFORMATION BY SEGMENT

        The Company operates gold mines at different sites in Quebec and Newfoundland. These sites are managed separately given their different locations. The Company assesses the performance of each segment based on earnings (loss) before taxes.


         ---------------------------------------------------------------------------------------------------------------------------
                                                                        THREE MONTHS ENDED JUNE 30, 2002
         ---------------------------------------------------------------------------------------------------------------------------
                                                                                      Louvem
                                                                                       50 %
                                                  Quebec         Newfoundland         Beaufor          Other            Total
                                                     $                 $                 $               $                $
         ---------------------------------------------------------------------------------------------------------------------------

         Revenues                                  4,754,013          10,274,203       4,751,086          207,079       19,986,381
         Mining operation
            and other expenses                     2,564,622           5,543,301       2,820,131           80,953       11,009,007
         Exploration and evaluation of projects       65,405              77,020          65,405          577,733          785,563
         Depreciation and depletion                  584,807           1,526,738         396,160          175,947        2,683,652
                                                  ----------------------------------------------------------------------------------
         EARNINGS (LOSS) BEFORE TAXES              1,539,179           3,127,144       1,469,390         (627,554)       5,508,159
         ---------------------------------------------------------------------------------------------------------------------------
         Acquisition of property,                    138,703              63,139         138,703           83,542          424,087
             plant and equipment
         ---------------------------------------------------------------------------------------------------------------------------
         Property, plant and equipment             2,597,026           8,396,574         438,394          417,940       11,849,934
         Current assets                            1,467,645           2,551,767       1,532,681       19,785,096       25,337,189
                                                  ----------------------------------------------------------------------------------
         Total assets                              4,064,671          10,948,341       1,971,075       20,203,036       37,187,123
         ---------------------------------------------------------------------------------------------------------------------------




         ---------------------------------------------------------------------------------------------------------------------------
                                                                   THREE MONTHS ENDED JUNE 30, 2001 (RESTATED)
         ---------------------------------------------------------------------------------------------------------------------------
                                                                                       Louvem
                                                                                        50 %
                                                  Quebec         Newfoundland         Beaufor           Other           Total
                                                     $                 $                 $                $               $
         ---------------------------------------------------------------------------------------------------------------------------

         Revenues                                  3,419,497             747,924           27,315         372,717        4,567,453
         Mining operation
            and other expenses                     2,833,597           1,943,967          222,944          95,573        5,096,081
         Exploration and evaluation of projects        8,325                   -                -          55,284           63,609
         Maintenance charges - Beaufor Mine                -                   -          178,616          54,730          233,346
         Depreciation and depletion                   31,549             353,348                -          17,244          402,141
         Write-down of mining assets                       -           4,162,918                -               -        4,162,918
                                                  ----------------------------------------------------------------------------------
         EARNINGS (LOSS) BEFORE TAXES                546,026          (5,712,309)        (374,245)        149,886       (5,390,642)
         ---------------------------------------------------------------------------------------------------------------------------
         Acquisition of property,                  1,837,124           1,570,576                -               -        3,407,700
             plant and equipment
         ---------------------------------------------------------------------------------------------------------------------------
         DECEMBER 31, 2001
         Property, plant and equipment             2,973,632          10,019,001          626,352         308,682       13,927,667
         Current assets                              666,443           1,489,518          356,881      15,611,753       18,124,595
                                                  ----------------------------------------------------------------------------------
         Total assets                              3,640,075          11,508,519          983,233      15,920,435       32,052,262
         ---------------------------------------------------------------------------------------------------------------------------




                                                                              10
JULY 25, 2002                                                RICHMONT MINES INC.

RICHMONT MINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

SIX-MONTH PERIOD ENDED JUNE 30, 2002 AND 2001
(Unaudited)
--------------------------------------------------------------------------------


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5.      INFORMATION BY SEGMENT (CONTINUED)

         ---------------------------------------------------------------------------------------------------------------------------
                                                                         SIX MONTHS ENDED JUNE 30, 2002
         ---------------------------------------------------------------------------------------------------------------------------
                                                                                       Louvem
                                                                                        50 %
                                                  Quebec         Newfoundland         Beaufor           Other           Total
                                                     $                 $                 $                $               $
         ---------------------------------------------------------------------------------------------------------------------------

         Revenues                                  4,754,928          11,073,708        4,752,214         268,837       20,849,687
         Mining operation
            and other expenses                     2,564,622           6,090,204        3,096,330          43,636       11,794,792
         Exploration and evaluation of projects       77,905             137,734           77,905         767,846        1,061,390
         Depreciation and depletion                  584,807           1,662,566          396,160         193,612        2,837,145
                                                  ----------------------------------------------------------------------------------
         EARNINGS (LOSS) BEFORE TAXES              1,527,594           3,183,204        1,181,819        (736,257)       5,156,360
         ---------------------------------------------------------------------------------------------------------------------------
         Acquisition of property,                    208,202              40,139          208,202         302,869          759,412
              Plant and equipment
         ---------------------------------------------------------------------------------------------------------------------------
         Property, plant and equipment             2,597,026           8,396,574          438,394         417,940       11,849,934
         Current assets                            1,467,645           2,551,767        1,532,681      19 785,096       25,337,189
                                                  ----------------------------------------------------------------------------------
         Total assets                              4,064,671          10,948,341        1,971,075      20,203,036       37,187,123
         ---------------------------------------------------------------------------------------------------------------------------




         ---------------------------------------------------------------------------------------------------------------------------
                                                                    SIX MONTHS ENDED JUNE 30, 2001 (RESTATED)
         ---------------------------------------------------------------------------------------------------------------------------
                                                                                       Louvem
                                                                                        50 %
                                                  Quebec         Newfoundland         Beaufor           Other           Total
                                                     $                 $                 $                $               $
         ---------------------------------------------------------------------------------------------------------------------------

         Revenues                                  5,017,054           4,463,580           30,448         393,575        9,904,657
         Mining operation
            and other expenses                     4,039,110           5,211,766          408,961         306,199        9,966,036
         Exploration and evaluation of projects      297,375                   -                -          70,284          367,659
         Maintenance charges - Beaufor Mine                -                   -          681,157          54,730          735,887
         Depreciation and depletion                  303,591           1,426,137                -          34,487        1,764,215
         Write-down of mining assets                       -           4,162,918                -               -        4,162,918
                                                  ----------------------------------------------------------------------------------
         EARNINGS (LOSS) BEFORE TAXES                376,978          (6,337,241)      (1,059,670)        (72,125)      (7,092,058)
         ---------------------------------------------------------------------------------------------------------------------------
         Acquisition of property,                  1,837,124           3,483,815                -               -        5,320,939
              Plant and equipment
         ---------------------------------------------------------------------------------------------------------------------------
         DECEMBER 31, 2001
         Property, plant and equipment             2,973,632          10,019,001          626,352         308,682       13,927,667
         Current assets                              666,443           1,489,518          356,881      15,611,753       18,124,595
                                                  ----------------------------------------------------------------------------------
         Total assets                              3,640,075          11,508,519          983,233      15,920,435       32,052,262
         ---------------------------------------------------------------------------------------------------------------------------
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                                                                              11
JULY 25, 2002                                                RICHMONT MINES INC.



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